Mail Room 4561
								December 9, 2005

Michael T. Williams, Esq.
Williams Law Group, P.A.
2503 West Gardner Court
Tampa, FL 33611

Re:	Stock Market Solutions, Inc.
  	Revised Preliminary Schedule 14A
      Filed on November 10, 2005
      File No. 0-49743

Dear Mr. Williams:

      We have reviewed your proxy statement and have the following comments.

General
1. Update the financial statements in accordance with Item 310(g)
of
Regulation     S-B.
Summary Term Sheet, page 4
2. The summary term sheet should be significantly expanded to present
in a clear and logical order an overview of all material matters relating to the proposed transaction. See instruction 2 to Item 1001 of Regulation M-A. This logical flow should be reflected in the table of contents and in the body of the proxy statement. Information that should be included in the summary term sheet in the context of this transaction include a brief description of the parties to the transaction, the reasons for the merger, the relationship between the merger and the reverse split proposal, the interests of SMS management in the merger, the number of votes already committed in favor of the reverse split proposal as well as the accounting and federal income tax treatment of the
transaction.
Each of these brief, bulleted discussions must cross-reference a more
detailed discussion contained in the proxy statement.  See Item
1001
of Regulation M-A. In revising the summary, ensure that the questions and answers section does not unnecessarily duplicate the disclosure in the summary term sheet.

Notice to Stockholders, page 8
3. Please see prior comment 11. We note that in revising the notice to stockholders you have eliminated all references to the merger transaction. Please revise so that the notice briefly informs stockholders about the merger and the reason for the reverse stock split

Table of Contents, page 9
4. Please see prior comment 12. Consider including a separate line item in the table of contents identifying where in the body of the proxy statement you discuss the reasons for engaging in the transaction. See Item 1004(a)(2)(iii). Revise the summary term sheet or Q&A to specifically address the reasons for the merger.

Reverse Stock Split, page 13
5. See prior comment 13.  Revise the table to eliminate the second of
the two duplicative entries in the table that read: total current issued and outstanding shares of SMS.
6. See prior comment 14.  We did not find the disclosure you
referenced on page 43.   We did note revised disclosure on page 31
stating that the number of shares issued in the transaction was determined "based upon discussions between the parties as to the relative value that each company brought to a combined entity and what would be fair to the shareholders of each company." Please expand the disclosure to discuss how the parties came to agree on the final ratio. Were other ratios initially discussed and, if so, who proposed the initial term? The disclosure should address how the terms of the transaction were negotiated.
7. Please revise the sentence on page 13 that starts "Aside from the merger with TXP and TXP`s agreements with Cornell Capital, SMS has no current plans..." to replace it with appropriate disclosure that the combined company does have plans to issue additional shares that will be authorized and unreserved. The use of the "aside from..." qualifier is not appropriate in this case because of the magnitude of the shares you will issue pursuant to the merger and that you may issue pursuant to TXP`s agreements with Cornell Capital.
8. In addition, please tell us whether SMS continues to have an equity line and convertible debentures with Cornell Capital. If so, please tell us why these are not disclosed in this section as additional arrangements pursuant to which the combined company may issue additional shares of authorized common stock. With respect to the equity line between SMS and Cornell Capital, we note your disclosure on page 38 that no amount is available after closing of the merger. Please clarify the meaning of this statement. Do you intend to terminate this equity line after the merger? If so, do you intend to de-register the shares underlying the equity line, which shares were registered on Form SB-2, file no. 333-116815?
9. Because this is the first time you reference "TXP`s agreements with Cornell Capital," please briefly describe these agreements. Please disclose here that the combined company will assume the obligations of TXP under TXP`s agreements with Cornell. Please ensure that you briefly discuss all material terms, such as the dollar amounts of the equity line and convertible debentures and the amount of common stock of the combined company that may be issued, based on the trading price of the SMS stock as of a recent date.
10. Please discuss the basis for management`s belief, as stated on page 13, that the merger with TXP coupled with the reverse split would have the effect of increasing the trading price of SMS`s common shares. In your discussion, address the fact that you will be issuing a substantial amount of shares in connection with the merger.
Please disclose the trading price of the SMS common shares as of a recent date and the trading volume as of a recent period.

Anti-Takeover Effects of Provisions of our Articles of
Incorporation,
page 14
11. Please revise this section in its entirety to disclose the anti-
takeover effects of the proposal and the merger and to discuss these
effects.  We object to the qualifier "except for..." because of the
substantial number of shares that you will issue to TXP
shareholders,
and because this proposed reverse split was in fact in response to an
effort by TXP to obtain control of SMS. Please disclose in this section that after the merger, of the 100 million shares of SMS common stock authorized for issuance, over 89 million shares will be issued to the 17 current shareholders of TXP, for a total of over
94
million shares to be issued and outstanding. As such, the combined company will only have less than 6 million shares of common stock available for issuance. Please disclose that any third party attempting a takeover of the combined company may face substantial difficulty because they will be required to obtain shares from the combined company`s majority shareholder, Michael Shores, who is the current majority shareholder of TXP.
12. Please explain what you mean by the statement "an increase in authorized shares under TXP`s agreements with Cornell Capital following the merger, as discussed above." Do you intend to increase the number of authorized shares of common stock of SMS or of the combined company beyond the current 100 million? Please advise.

Risk Factors Associated with TXP, page 22
13. We note that the risks described in the risk factors starting on page 28 with "TXP`s stockholders may experience significant dilution..." and ending on page 30 will also affect the combined company since the combined company intends to continue the obligations of TXP after the merger. In the interest of clearer disclosure, please provide on page 28 a subheading such as "Risk Factors for the Combined Company after the Merger."
14. Please see prior comment 18. We note the revised disclosure on pages 28-29 including your statement that none of the TXP shares owned by Cornell Capital have been registered to date. However, we were unable to locate information regarding the amount of securities that have been issued by Texas Prototypes to Cornell Capital under the agreement to date. Please advise or revise.
15. We note the revised disclosure on pages 29-30 stating that in conjunction with the Cornell Capital Standby Equity Distribution Agreement, TXP issued a $400,000 compensation debenture to Cornell Capital that has a conversion rate based in part on fluctuating market prices. We also note the $1.4 million in convertible debentures that Cornell holds as a result of the August 2004 transaction between TXP, Cornell and Mobilepro. Where an investor under the equity line also holds convertible securities that have a fluctuating conversion price, the investor can, through conversion and sales into the market, affect the terms on which it will purchase the shares underlying the equity line. As such, please be advised that we will not allow for registration of an equity line where the investor in the equity line concurrently holds convertible securities that are tied to the market price of the company`s common stock, such as convertible debentures.
16. Please revise the disclosure throughout the proxy statement relating to the convertible debenture held by Cornell. Discuss the impact that your inability to register both the Standby Equity Distribution Agreement and the convertible debenture agreement would have on TXP.

Past Contacts, Transactions or Negotiations, page 32
17. Please see prior comment 22. Given the multi-layered agreements
Cornell has and has had with both TXP and SMS, please include a separate section in the proxy statement summarizing the various financing transactions in tabular form. Indicate for each transaction whether the obligations under the financing agreements will survive the merger.
18. Please see prior comment 23. You state at the end of the first paragraph under the heading Past Contacts, Transactions or Negotiations, that the parties discussed the principal terms of a proposed merger. Please disclose the principal economic terms that were discussed in the initial meeting. In the subsequent paragraph you state that "the discussions continued ... regarding the terms of the proposed merger." Were the terms discussed different from the terms initially proposed? Similarly discuss the terms that were memorialized in the letter of intent and again in the draft agreement and plan of merger to the extent that the terms were modified.
The
section should describe the content of the negotiations in material terms and how the terms were modified over the course of the negotiations, and should not merely reference the dates and locations of, and persons in attendance at such meetings.
19. With respect to each event, meeting, or date referred to in this section, please disclose whether a representative of Cornell was present and the extent of that representative`s involvement in the negotiations and deliberations.
20. Please see prior comment 25. Please revise the background to the merger discussion under the heading you have titled Past Contacts, Transactions or Negotiations to discuss how the exchange of the existing Livermore-based business in exchange for the elimination of a $150,000 obligation owed to Mr. Smitten arose during the merger negotiations. Because this exchange forms part of the merger agreement, it should be discussed in the context of the negotiation process.
21. Please see prior comment 26. The two sections titled Terms of the
Transaction (page 31) and Terms of the Merger Agreement (page 33) appear to be duplicative. Consider collapsing these two sections into one or otherwise revising the proxy statement to eliminate redundant disclosure. Please relocate the entire combined section so that it immediately precedes the section titled "Parties Involved in the Proposed Merger," starting on page 18.

Conditions to the Merger, page 35
22. Please see prior comment 27. It appears from the current outstanding liabilities you identify that you may have more than $10,000 in liabilities at closing other than the $150,000 allowable owed to Mr. Smitten and the $240,000 owed to Cornell. Please clarify the disclosure to state clearly your total liabilities outstanding as of the most recent practicable date and to discuss, to the extent they exceed the closing condition cap on liabilities, your ability to meet that closing condition. Any waivers of debt obligations should also be discussed here.

Management`s Discussion and Analysis of TXP, page 40
23. Please see prior comment 30. While we note that significant changes were made to the disclosure in Management`s Discussion and Analysis, we specifically note that the example of the type of problematic disclosure referenced in our prior comment remains almost unchanged on page 50. Please revise that disclosure to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to selling, General and Administrative Expenses. See page 50.

Unaudited Pro Forma Combined Financial Statements, page P-1
24. We note your response to prior comment No. 3. Confirm that none of the selling, general & administrative expenses incurred by Stock
Market Solutions will continue under the new combined company. Specifically, confirm to us that no employees from Stock Market Solutions will be employed by Texas Prototypes. If some employees will be employed, the full adjustment does not appear proper. In addition, the pro forma adjustment number reference for selling, general & administrative expense is not correct (i.e., should be (10).
25. Explain how you determined the beneficial conversion expense for each charge recorded. Be advised that the charge should be recognized ratably over the term of the instrument. See Issue 6 of
EITF 00-27. Provide us with your analysis for each convertible instrument and explain how you applied EITF 00-27 and 98-5.
Texas Prototypes, Inc. Financial Statements for the years ended December 31, 2004 and 2003
Note 1-Summary of Significant Accounting Policies

Revenue Recognition, page A-7
26. We note your response prior comment No. 4.   The revised
revenue
recognition policy for material supply management services indicates that revenue is recognized when the products have been received and inventoried. Tell us how you considered the guidance in SAB Topic 13(3)(a). That is, indicate why you do not recognize revenue upon delivery.

Note 6-Standby Equity Distribution Agreement, page A-10
27. We note your response prior comment No. 7.   Confirm to us
that
only the issuer can exercise the conversion option on these convertible notes. Further, tell us how you will comply with the measurement requirements under paragraphs 20 to 24 of SFAS 150. We may have further comments.

Note 7-Convertible Debentures, page A-11
28. In your response to prior comment No. 10 you state that the written option is not considered a derivative under paragraph 11(a)
of SFAS 133 and should not be separated from the host contract. Please note that the determination of whether a derivative exists is evaluated using paragraphs 6 and 12 of SFAS 133. The next step would be to determine whether that derivative is within the scope of SFAS
133. Paragraph 11(a) provides an exception for equity instruments. However, in order to determine whether the derivative is an equity instrument one needs to use paragraphs 12 to 32 of EITF 00-19. If based on your analysis of EITF 00-19 the derivative is deemed a liability, it would be with the scope of SFAS 133. If the analysis concludes that the derivative is an equity instrument, it would meet the scope exception of SFAS 133 paragraph 11(a). However, since you are currently a private company, the conversions feature may not meet the definition of a derivative since the underlying shares of common stock are not readily convertible to cash (see paragraph 61(k) of SFAS 133). Therefore, once the company becomes public, you will have to perform this analysis and reassess your conclusion at each reporting period.

Stock Market Solutions, Inc.

Form 10-KSB for the year ended December 31, 2004

Note 4-Standby Equity Distribution Agreement, page F-10
29. We note your response prior comment No. 13. Tell us how you considered whether the conversion right in the convertible debentures represents an embedded derivative.  That is, any embedded
derivative
instrument must first be analyzed under paragraph 12 of SFAS No.
133
to determine whether the instrument should be separated from the host
contract. If the instrument meets the definition of an embedded derivative, that derivative must be analyzed to determine whether it is an equity instrument or a liability.  This analysis is
necessary
to determine whether instrument satisfy the scope exception in paragraph 11 of SFAS 133. In this regard, the embedded derivative instrument must be evaluated using EITF 00-19 paragraphs 12 to 32 to determine whether that instrument would be classified in the
stockholders equity (i.e., an equity instrument).   If the
instrument
is deemed a liability, the instrument will be subject to SFAS 133 and it would be recorded at fair value. See paragraph 66 of EITF 00-19.
30. Your response to prior comment No. 14 states that you reviewed DIG B38 and B39 in evaluating the borrower`s option to redeem the note. The disclosure only suggests that the company can redeem the note and does not reference the holder. Further, provide us with your analysis of DIG B16 and how you concluded that it is clearly and closely related.

    Please address all comments regarding the financial statements and related matters to Morgan Youngwood at 202-551-3479 or to Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488. Please direct all other questions to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to Anne Nguyen, Special Counsel, at 202-551-3611. If you still require further assistance, please contact the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director



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Stock Market Solutions, Inc.
Michael Williams
December 9, 2005
Page 1